STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Long Term Fund
March 31, 2008 (Unaudited)

Bonds and Notes--95.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies--6.2%				
Federal Home Loan Bank,				
Bonds, Ser. 1	5.13	5/15/09	2,250,000	2,258,008
Federal National Mortgage				
Association, Notes	5.80	2/9/26	1,600,000	1,690,893
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	2,096,083	2,094,292
				6,043,193
U.S. Government Agencies/Mortgage-Backed--2.8%				
Government National Mortgage Association I:				
Ser. 2005-9, Cl. A, 4.03%,				
5/16/22			210,903	211,816
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			211,216	211,897
Ser. 2006-9, Cl. A, 4.20%,				
8/16/26			500,763	504,952
Ser. 2006-5, Cl. A, 4.24%,				
7/16/29			1,767,068	1,783,603
				2,712,268
U.S. Treasury Bonds--77.5%				
4.38%, 2/15/38			3,865,000 a	3,912,107
4.50%, 2/15/36			4,302,000 b	4,445,515
5.00%, 5/15/37			950,000 b	1,063,036
5.25%, 11/15/28			6,200,000 b	6,979,365
5.25%, 2/15/29			4,470,000 b,c	5,039,576
6.00%, 2/15/26			5,413,000 b	6,558,190
6.13%, 11/15/27			4,940,000 b	6,134,092
6.88%, 8/15/25			3,470,000	4,577,149
7.13%, 2/15/23			1,870,000 b	2,478,481
7.25%, 8/15/22			4,660,000 b	6,228,747
7.63%, 2/15/25			8,910,000 b	12,543,614
8.00%, 11/15/21			5,210,000 b	7,350,174
8.75%, 8/15/20			5,150,000 b	7,564,062
				74,874,108
U.S. Treasury Notes--9.2%				
4.50%, 2/28/11			660,000 b	711,408
4.50%, 5/15/17			900,000 b	978,329
4.63%, 7/31/12			1,825,000 b	1,995,524
4.88%, 6/30/12			4,760,000 b	5,246,786
				8,932,047
Total Bonds and Notes				
(cost $88,332,960)				**92,561,616**

Options--.0%			Face Amount Covered by Contracts ($)	Value ($)
Call Options				
3-Month Floor USD Libor-BBA				
Interest Rate, January				
2009@ 2.50				
(cost $14,740)			7,650,000	**11,632**

Short-Term Investments--5.6%			Principal Amount ($)	Value ($)
U.S. Government Agencies--5.2%				

Federal Home Loan Bank,		
2.18%, 6/5/08	5,100,000	**5,079,926**
U.S. Treasury Bills--.4%		
1.30%, 5/15/08	373,000 c	**372,430**
Total Short-Term Investments		
(cost $5,452,332)		**5,452,356**

Other Investment--1.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund (cost $1,630,000)	1,630,000 d	**1,630,000**
Investment of Cash Collateral for Securities Loaned--43.4%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund (cost $41,986,926)	41,986,926 d	**41,986,926**
Total Investments (cost $137,416,958)	**146.4%**	**141,642,530**
Liabilities, Less Cash and Receivables	**(46.4%)**	**(44,902,248)**
Net Assets	**100.0%**	**96,740,282**

a Purchased on a delayed delivery basis.

b All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan is $40,866,893 and the total market value of the collateral held by the fund is $41,986,926.

c All or partially held by a broker as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

STATEMENT OF FINANCIAL FUTURES
March 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 3/31/2008 ($)
Financial Futures Long				
U.S. Treasury 5-Year Notes	167	19,077,141	June 2008	146,195
U.S. Treasury 2-Year Notes	69	14,811,281	June 2008	(19,406)
U.S. Treasury 10-Year Notes	41	4,877,078	June 2008	39,453
				166,242

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $137,416,958. Net unrealized appreciation on investments was $4,225,572 of which $4,231,752 related to appreciated investment securities and $6,180 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	43,616,926	166,242
Level 2 - Other Significant Observable Inputs	98,025,604	0
Level 3 - Significant Unobservable Inputs	0	0
Total	141,642,530	166,242

* Other financial instruments include futures, forwards and swap contracts.